Media Release

Board announcement

6 August 2014

Rio Tinto chairman Jan du Plessis will join the board of SABMiller plc as an independent non-executive director with effect from 1 September 2014. SABMiller announced today that it is the intention of its board to appoint Mr du Plessis as chairman in July 2015.

Mr du Plessis is currently also a non-executive director and senior independent director of Marks and Spencer Group plc. He has agreed with the chairman of Marks and Spencer that he will stand down from the board of that company during the first half of 2015, before being appointed as chairman of SABMiller.

Upon his appointment as chairman of SABMiller, his entire business focus will therefore be on chairing the boards of Rio Tinto plc and SABMiller.

Mr du Plessis said “Today’s announcement does not in any way diminish my strong commitment to Rio Tinto. I am excited about the excellent work that Sam Walsh and his management team are doing to deliver greater value for shareholders. I have assured the board of Rio Tinto that I would like to serve as chairman for several more years, subject of course to the board and shareholders wishing me to do so.”

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